Exhibit 99.4

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

April 25, 2023

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	BITFARMS LTD.

We are pleased to confirm that copies of the following proxy-related materials were mailed on April 24, 2023 to the Registered Securityholders and to the Non-Objecting Beneficial Owners (“NOBO”):

1	Proxy with Notice-and-Access Notice and Request for Financial Statements - Registered Securityholders - English

2	Formulaire de procuration avec notification et accès et demande d’états financiers - Registered Securityholders - French

3	Voting Instruction Form with Notice-and-Access Notice and Request for Financial Statements - NOBOs - English

4	Formulaire d’instructions de vote avec notification et accès et demande d’états financiers - NOBOs - French

5	Notice of Meeting Combined with Information Circular - NOBOs Requesting Full Package - English

6	Avis de convocation et circulaire d’information de la direction - NOBOs Requesting Full Package - French

7	Virtual Meeting Guide Form - English

8	Guide de participation à l’assemblée virtuelle - French

9	Proxy Return Envelope

Yours truly,
TSX Trust Company

“Kieran Webb”
Senior Relationship Manager
kieran.webb@tmx.com

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